Exhibit 3.1
A0679454
State of California
Secretary of State
     I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:
     That the attached transcript of 2 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUL – 9 2008

DEBRA BOWEN
Secretary of State
(Sec/State Form CE-107 (REV 1/2007)

A0679454

ENDORSED — FILED
In the office of the Secretary of State
of the State of California
JUN 26 2008
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
ARADIGM CORPORATION
     The undersigned certify that:
     1. They are the Chief Executive Officer and Chief Financial Officer, respectively, of Aradigm Corporation, a California corporation (the “Company”).
     2. Article III of the Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) of this corporation is amended to read in full as follows:
     “This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the corporation is authorized to issue is One Hundred Fifty-Five Million (155,000,000) shares. One Hundred Fifty Million (150,000,000) shares shall be Common Stock. Five Million (5,000,000) shares shall be Preferred Stock.
     The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to Fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.”
     3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.
     4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of shares of Common Stock of the Company outstanding and entitled to vote for the amendment was 54,776,455 shares. There were no outstanding shares of Preferred Stock The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock and more than 50% of the outstanding shares of Common Stock and Series’A Preferred Stock voting together.

     We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.
Date: June 25, 2008

/s/ Igor Gonda

Igor Gonda
Chief Executive Officer

/s/ Norman Halleen

Norman Halleen
Interim Chief Financial Officer